Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 1-32747

     The following excerpts of Section 1.6 and Section 1.9 from the Merger Agreement are being provided for the convenience of our investors. Please refer to the complete Merger Agreement dated April 14, 2010, filed as Exhibit 2.1 to our Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 16, 2010, available on the SEC’s website at www.sec.gov.
     “Company” means Mariner Energy, Inc.
     “Merger Sub” means ZMZ Acquisitions LLC, a wholly owned subsidiary of Parent.
     “Parent” means Apache Corporation.
     “Share” means each issued and outstanding share of common stock, par value $.0001 per share, of the Company.
          Section 1.6 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the Shares:
(a)	Each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 1.6(b) and any Dissenting Shares (as herein defined)) shall be canceled and shall be converted automatically into the right to receive, at the election of the holder as provided in and subject to Sections 1.9 and 1.10, either (i) the Per Share Stock Consideration, (ii) the Per Share Cash Consideration or (iii) the Per Share Mixed Consideration (together, the “Merger Consideration”), payable, without interest, to the holder of such Share, upon surrender, in the manner provided in Section 1.10, of the certificate that formerly evidenced such Share. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive (i) the Merger Consideration; (ii) any cash in lieu of fractional shares of Parent Common Stock, if any, to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 1.10; and (iii) any dividends or distributions in accordance with Section 1.10(e);

(b)	Each Share held in the treasury of the Company and each Share owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

(c)	The Merger Consideration shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend, reorganization, recapitalization, consolidation, exchange or other like change with respect to Parent Common Stock or Company Common Stock occurring after the date hereof and prior to the Effective Time (including any dividend or distribution on the Parent Common Stock or the Company Common Stock of securities convertible into Parent Common Stock or Company Common Stock, as applicable); and

(d)	For purposes of this Agreement, each of the following terms has the meaning set forth below:
          “Cash Amount Per Share” shall mean $7.80 per share.
          “Deemed Shares Outstanding” means the total number of shares of the Company Common Stock outstanding; provided, however, that regardless of the actual number of shares of the Company Common Stock outstanding, in no event shall the Deemed Shares Outstanding exceed the sum of (a) 102,045,275 (103,241,493 shares issued and outstanding on April 14, 2010 less 1,196,218 shares of restricted Company Common Stock granted by the Company pursuant to the 2008 Long-Term Performance-Based Restricted Stock Program), (b) the aggregate number of shares of the Company Common Stock, if any, that are issued after the date hereof by the Company upon the exercise of Options (all as disclosed in Section 2.3 and as exercised or vested in accordance with their terms), (c) the number of shares approved by Parent for grant pursuant to Section 4.1, (d) shares issued in accordance with Section 4.1 of the Company Schedule, and (e) the number of shares with respect to which restrictions shall lapse pursuant to Section 1.7(c).
          “Exchange Ratio” means 0.24347 shares of Parent Common Stock.
          “Per Share Cash Consideration” means $26.00 in cash.
          “Per Share Mixed Consideration” means the combination of (i) the Cash Amount Per Share and (ii) 0.17043 shares of Parent Common Stock.
          “Per Share Stock Consideration” means a number of shares (which need not be a whole number) of Parent Common Stock equal to the Exchange Ratio.
          “Total Cash Amount” means the product obtained by multiplying the Deemed Shares Outstanding by the Cash Amount Per Share.
          Section 1.9 Election Procedures; Allocation of Merger Consideration.
(a)	An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing shares of the Company Common Stock shall pass, only upon proper delivery of such Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth therein) in such form as Parent shall specify and as shall be reasonably acceptable to the Company (the “Election Form”) and pursuant to which each holder of record of shares of the Company Common Stock as of the close of business on the Election Form Record Date may make an election pursuant to this Section 1.9, shall be mailed at the same time as the Proxy Statement/Prospectus or at such other time as the Company and Parent may agree (the date on which such mailing is commenced or such other agreed date, the “Mailing Date”) to each holder of record of the Company Common Stock as of the close of business on the record date for notice of the Company Stockholders Meeting (the “Election Form Record Date”).

(b)	Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Mixed Consideration (“Mixed Consideration Election Shares”), (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive Per Share Stock Consideration (“Stock Election Shares”), (iii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration (“Cash Election Shares”), or (iv) that such holder makes no election with respect to such holder’s Company Common Stock (“Non-Election Shares”). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the 33rd day following the Mailing Date (or such other time and date as the Company and Parent shall agree) (the “Election Deadline”) (other than any shares of the Company Common Stock that constitute Dissenting Shares as of such time) shall also be deemed to be Non-Election Shares. Parent and the Company may agree to extend such deadline to such other date as is agreed to by Parent and the Company, and the Company and Parent shall make a public announcement of such new Election Deadline, if any.

(c)	Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of the Company Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d)	Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by (i) one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all certificated shares of the Company Common Stock covered by such Election Form or (ii) in the case of Book-Entry Shares, any additional documents specified by the procedures set forth in the Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of the Company Common Stock represented by such Election Form shall become Non-Election Shares and Parent shall cause the Certificates, if any, representing the Company Common Stock to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of the applicable shares of the Company Common Stock. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(e)	Parent shall cause the Exchange Agent to allocate among the holders of the Company Common Stock with rights to receive Merger Consideration in accordance with the Election Form as follows:
(i)	Mixed Consideration. Each Mixed Consideration Election Share and each Non-Election Share shall be converted into the right to receive the Per Share Mixed Consideration.

(ii)	Cash Election Shares for more than Total Cash Amount. If the product obtained by multiplying (x) the number of Cash Election Shares by (y) the Per Share Cash Consideration is greater than the Total Cash Amount less the aggregate cash paid to holders of Mixed Consideration Election Shares and Non-Election Shares, then:
(A)	All Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration,

(B)	The Exchange Agent shall then select from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares (except as provided in the last paragraph of this Section 1.9(e)), a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

(C)	The Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.
(iii)	Cash Election Shares for less than Total Cash Amount. If the product obtained by multiplying (x) the number of Cash Election Shares by (y) the Per Share Cash Consideration is less than the Total Cash Amount less the aggregate cash paid to holders of Mixed Consideration Election Shares and Non-Election Shares, then:
(A)	All Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,

(B)	The Exchange Agent shall then select from among the Stock Election Shares, in each case pro rata to the holders of Stock Election Shares in accordance with their respective numbers of Stock Election Shares, as the case may be, a sufficient number of shares (“Cash Designated Shares”) such that the aggregate cash amount that will be paid in the Merger equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share

Cash Consideration, and

(C)	The Stock Election Shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.
(iv)	Cash Election Shares equal to Total Cash Amount. If the product obtained by multiplying (x) the number of Cash Election Shares by (y) the Per Share Cash Consideration is equal to the Total Cash Amount less the aggregate cash paid to holders of Mixed Consideration Election Shares and Non-Election Shares, then subparagraphs (ii) and (iii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares shall be converted into the right to receive the Per Share Stock Consideration.
Notwithstanding anything in this Agreement to the contrary, to the fullest extent permitted by Delaware Law, for purposes of determining the allocations set forth in this Section 1.9, Parent shall have the right to require, but not the obligation to require (unless such requirement is necessary to satisfy the conditions set forth in Section 6.2(e) or Section 6.3(d)), that any shares of the Company Common Stock that constitute Dissenting Shares as of the Election Deadline be treated as Cash Election Shares not subject to the pro rata selection process contemplated by this Section 1.9.
(f)	The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be reasonably and mutually determined by Parent and the Company.

Additional Information
          This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Mariner that also constitutes a prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents are not currently available. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache’s website at www.apachecorp.com under the tab “Investors” or by contacting Apache’s Investor Relations Department at 713-296-6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner’s website at www.mariner-energy.com under the tab “Investor Information” or by contacting Mariner’s Investor Relations Department at 713-954-5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
          Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache’s directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner’s directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Forward-Looking Statements
          Statements in this document include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed agreement; the risk that a condition to closing of the proposed agreement may not be satisfied; the risk that a regulatory approval that may be required for the proposed agreement is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed agreement; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on agreement-related issues. Other factors that could materially affect actual results are discussed in Apache’s and Mariner’s most recent Forms 10-K as well as each company’s other filings with the SEC available at the SEC’s website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.